40 Member States

Albania*

Belgium

Bosnia and Herzegovina*

Bulgaria*

Croatia*

Cyprus*

Czech Republic*

Denmark

Estonia*

Finland

France

Georgia*

Germany

Greece

Holy See

Hungary*

Iceland

Ireland

Italy

Latvia*

Liechtenstein

Lithuania*

Luxembourg

Malta*

Republic of Moldova*

Montenegro*

Netherlands

Norway

Poland*

Portugal

Romania*

San Marino

Serbia*

Slovak Republic*

Slovenia*

Spain

Sweden

Switzerland

“the former Yugoslav Republic of Macedonia”*

Turkey*

341

Results for financial year 2012

Paris, 31 January 2013:

In 2012, the Council of Europe Development Bank (CEB) achieved solid results. The 6th capital increase, in which 38 out of 40 Member States have participated, has brought the subscribed capital to € 5.5 billion. It confirmed the Member States’ strong support for the Bank and reaffirmed its valuable role in favour of social cohesion, at a time of increasing social needs in Europe.

Although not yet audited, the CEB’s 2012 net profit should come to € 120.2 million. This constitutes an increase of + 12.5% compared to 2011. This result was achieved despite challenging market conditions and the impact of downgrades of certain CEB Member States and counterparties. Equity has increased to € 2.3 billion, i.e. +8%.

In total, € 1.8 billion worth of new projects were approved, including 79% in favour of strengthening social integration, 4% for environmental management and 17% in support of public infrastructure with a social vocation. Loan disbursements amounted to € 1.6 billion, 62% of which were disbursed in the CEB’s target countries (marked by an asterisk in the list on the left).

PROVISIONAL KEY FIGURES (non audited)

(IFRS Accounting standards) € million	2012	2011*[3] (Restated)		2011 (Published)	Variation*[1]
Projects approved	1 798	2 110		2 110	-14.8%
Stock of projects	4 867	5 270		5 270	-7.6%
of which new commitments signed	1 019	1 798		1 798	-43.3%
Loans disbursed	1 584	1 855		1 855	-14.6%

Issues*[2]	3 220	3 938		3 938	-18.2%

Total assets	26 858	26 083		26 083	+3.0%
Profit	120.2	106.9	*[3]	106.4	+12.5%

*[1]	Variations are calculated with figures in thousands of euros and on the basis of the restated figures.
*[2]	The exchange value in euros with the exchange rate at the date of issue
*[3]	Following the anticipated adoption of the revised version of IAS19 with retroactive effect as of 1st January 2012

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Set up in 1956, the CEB (Council of Europe Development Bank) has 40 Member States, which include twenty-one Central, Eastern and South Eastern European countries, forming the Bank’s target countries*.

Press contact: Armelle de La Jugannière - Tel: +33 (0)1 47 55 55 53	www.coebank.org